United States securities and exchange commission logo





                               September 26, 2022

       Richard Peters, M.D.
       Chief Executive Officer
       Yumanity Therapeutics, Inc.
       40 Guest Street, Suite 4410
       Boston, MA 02135

                                                        Re: Yumanity
Therapeutics, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed August 29,
2022
                                                            File No. 333-267127

       Dear Dr. Peters:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed August 29, 2022

       Prospectus Summary
       Kineta, Inc., page 16

   1. Please remove all "best-in-class" and "first-in-class" references throughout the prospectus as these statements are
speculative in light of the current regulatory status of your product candidates.
   2.                                                   Please balance
disclosure of a "$48 billion market opportunity" with Kineta's current market share and any
steps that must be taken before commercializing Kineta's product candidates.
 Richard Peters, M.D.
FirstName LastNameRichard
Yumanity Therapeutics, Inc. Peters, M.D.
Comapany 26,
September  NameYumanity
               2022       Therapeutics, Inc.
September
Page 2    26, 2022 Page 2
FirstName LastName
Risk Factors
Yumanity may be sued for infringing the intellectual property rights of others..., page 79

3. We note disclosure stating Yumanity is "aware" of patents owned by third parties expiring in 2031 and contemplating defenses to potential claims of infringement. Please clarify if
         Yumanity is currently party to any material ongoing litigation related to intellectual property infringement.
The Transactions
Background of the Transaction, page 174

4. We note that H.C. Wainwright & Co. acted as a financial advisor to both Yumanity
         Therapeutics, Inc. and Kineta, Inc. for this transaction. Please revise to clarify at what point the parties were made aware of the potential conflict of interest and whether the same individuals were engaged to perform the advisory services. To the extent you have not done so, please also describe the steps Yumanity and Kineta took to mitigate the risks resulting from the engagements and if applicable, how potential conflicts of interest were considered by the Yumanity board in determining the Exchange Ratio and other terms of the merger. Additionally, please include a risk factor in the risk factors section discussing the risks to investors related to this potential conflict of interest. Tax Treatment of the Transactions, page 210

5. We note your disclosure that the parties intend for this transaction to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue
         Code. Please have counsel provide a tax opinion addressing the material tax consequences to shareholders or provide us your analysis as to why you do not believe such an opinion is required. The tax opinion should address and express a conclusion for each material federal tax consequence. For additional guidance concerning assumptions and opinions subject to uncertainty, refer to Staff Legal Bulletin No. 19.
The Merger Agreement
Conditions to the Merger Agreement, page 220

6. Please revise to identify the conditions that the parties may waive. Yumanity's Business
Yumanity's Pipeline, page 266

7. We note your statement here and elsewhere that the FDA's partial clinical hold suspends initiation of multiple dose clinical trials for YTX-7739 in the U.S. until the FDA's concerns have been addressed. Revise to explain the concerns identified by the FDA.
Expedited Development and Review Programs, page 283

8. Please revise to explicitly state that these accelerated approval designations do not grant
 Richard Peters, M.D.
FirstName LastNameRichard
Yumanity Therapeutics, Inc. Peters, M.D.
Comapany 26,
September  NameYumanity
               2022       Therapeutics, Inc.
September
Page 3    26, 2022 Page 3
FirstName LastName
         any advantages in the regulatory approval process or guarantee eventual approval by the
         FDA.
Kineta's Business
Kineta's Product Candidate Pipeline, page 301

9. Please separate the Phase 2 and Phase 3 columns in your pipeline table or tell us the basis for your belief that Kineta will be able to conduct Phase 2/3 trials for all of their product candidates. In addition, please explain what is involved in "lead selection" and why you believe this is a separate and distinct development phase, as opposed to part of discovery and/or IND-enabling studies, or revise.
10. We note the inclusion of aCD24 mAb for the indication of advanced solid tumors in your pipeline table. Given the limited disclosure related to this program, please explain why it is sufficiently material to your business to warrant inclusion in your pipeline table. If it is material, please expand your disclosure in the Business section to provide a more fulsome discussion of this program, including a description of preclinical studies or development activities conducted. Alternatively, remove any programs that are not currently material from your pipeline table on page 302.
KVA12.1: Potential first-in-class VISTA blocking immunotherapy, page 301

11. Please revise your disclosure to present objective information about trial results, rather than conclusions as to the safety or efficacy of your product candidates. For example, on page 303 you state that KVA12.1 showed strong "single agent efficacy" in cold tumors.
         Please revise this statement, and any others like it, to remove conclusions of safety and efficacy, as these conclusions are within the sole authority of the FDA and comparable foreign regulators.
12. Please increase the size of the graphics appearing in this section so that the text is legible.
License Agreements, page 308

13. Please expand your discussion of each agreement that appears in this section to disclose up-front payments received or paid, aggregate amounts paid or received to date, aggregate future potential milestone payments, segregated by development and commercial milestone payments, and royalty rate or range that does not exceed ten percentage points.
Strategic Partnerships, page 308

14. For each of the partnerships disclosed in this section, please revise to include the nature
         and scope of intellectual property transferred, each parties    rights
and obligations, the
         duration of agreement and royalty term, up-front or execution payments received or paid, aggregate amounts paid or received to date under agreement, aggregate future potential milestone payments to be paid or received, segregated by development and commercial milestone payments, and royalty rates or a royalty range not to exceed ten percentage
 Richard Peters, M.D.
Yumanity Therapeutics, Inc.
September 26, 2022
Page 4
       points.
Intellectual Property, page 311

15. Please revise this section to disclose the applicable jurisdictions of protection and expiration dates or potential expiration dates, if granted, for each material patent or patent application.
Management Following the Merger
Summary Compensation Table, page 370

16. Please revise your Summary Compensation table to include compensation information for each of your last two completed fiscal years. Refer to Item 402(n) of Regulation S-K for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Michael Fay at 202-551-3812 or Sasha Parikh at 202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Christine Westbrook at 202-551-5019 with any other questions.



                                                              Sincerely,
FirstName LastNameRichard Peters, M.D.
                                                              Division of
Corporation Finance
Comapany NameYumanity Therapeutics, Inc.
                                                              Office of Life
Sciences
September 26, 2022 Page 4
cc:       John Haggerty, Esq.
FirstName LastName